UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Amendment No. 1
to
SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

RIOT BLOCKCHAIN, INC.
(Name of Issuer)

COMMON STOCK, NO PAR VALUE PER SHARE
(Title of Class of Securities)

767292105
(CUSIP Number)

Copy to:
Jonathan Honig
5825 Windsor Court
Boca Raton, Fl 33496
561-445-3665
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2017
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[  ] Rule 13d-1(d)

CUSIP No. 767292105

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 201,291 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 201,291 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 201,291 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) X
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.71% (Based on 11,622,112 shares outstanding as of January 4, 2018)
12	TYPE OF REPORTING PERSON* IN

(1)
Represents 201,291 held by Titan Multi-Strategy Fund I, LTD. (“Titan”). Jonathan Honig is the Manager of Titan and in such capacity Mr. Honig is deemed to hold voting and dispositive power over the securities held by such entity. Does not include 12,500 shares of common stock held by Mr. Honig’s wife, Elizabeth Honig, for which Mr. Honig disclaims beneficial ownership.

CUSIP No. 767292105

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Titan Multi-Strategy Fund I, LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 201,291 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 201,291 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 201,291 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.71% (Based on 11,622,112 shares outstanding as of January 4, 2018)
12	TYPE OF REPORTING PERSON* OO

(1)
Represents 201,291 shares of common stock held by Titan. Jonathan Honig is the Manager of Titan and in such capacity Mr. Honig is deemed to hold voting and dispositive power over the securities held by such entity.

Item 1(a). Name of Issuer:

Riot Blockchain, Inc., a Nevada corporation (“Issuer”)

Item 1(b). Address of Issuer's Principal Executive Offices:

202 6th Street, Suite 401, Castle Rock, CO 80104

Item 2(a). Name of Person Filing.

The statement is filed on behalf of Jonathan Honig and Titan (collectively, the “Reporting Person”).

Item 2(b). Address of Principal Business Office or, if None, Residence.

5825 Windsor Ct., Boca Raton, FL 33496

Item 2(c). Citizenship.

Jonathan Honig is a citizen of the United States. Titan is organized in the State of Florida.

Item 2(d). Title of Class of Securities.

Common Stock, no par value per share.

Item 2(e). CUSIP Number.

767292105

Item 3. Type of Person

Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned: 201,291 (1)

(b) Percent of class: 1.71% (Based on 11,622,112 shares outstanding as of January 4, 2018)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 201,291 (1)

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 201,291 (1)

(1)
Represents 201,291 shares of common stock held by Titan. Jonathan Honig is the Manager of Titan and in such capacity Mr. Honig is deemed to hold voting and dispositive power over the securities held by such entity. Does not include 12,500 shares of common stock held by Mr. Honig’s wife, Elizabeth Honig, for which Mr. Honig disclaims beneficial ownership.

Item 5. Ownership of Five Percent or Less of a Class.

X

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2018		/s/ Jonathan Honig
Jonathan Honig

Titan Multi-Strategy Fund I, LTD.

Date: February 13, 2018	By:	/s/ Jonathan Honig
Jonathan Honig, Manager